82-3744

03 AUG 11 AM 7:21



TT&T Public Company Limited and Subsidiaries
(Formerly : Thai Telephone & Telecommunication Public Company Limited)

Interim Financial Statements

For the period ended June 30, 2003

and

Review Report of Certified Public Accountant





KPMG Phoomchai Audit Ltd.
บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 21 สยามทาวเวอร์
989 ถนนพระราม 1 เขตปทุมวัน
กรุงเทพฯ 10330

Siam Tower, 21st Floor
989 Rama 1 Road, Pathumwan
Bangkok 10330, Thailand

Telephone 66 (2) 658 5000
Fax 66 (2) 658 0660-3
www.kpmg.co.th

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of
TT&T Public Company Limited
(Formerly : Thai Telephone & Telecommunication Public Company Limited)

I have reviewed the accompanying consolidated balance sheet of TT&T Public Company Limited and its subsidiaries as at June 30, 2003, the consolidated statements of income for each of the three-month and six-month periods ended June 30, 2003 and 2002, and the consolidated statements of changes in shareholders' equity and cash flows for each of the six-month periods ended June 30, 2003 and 2002. I have also reviewed the balance sheet of TT&T Public Company Limited as at June 30, 2003, the statements of income for each of the three-month and six-month periods ended June 30, 2003 and 2002, and the statements of changes in shareholders' equity and cash flows for each of the six-month periods ended June 30, 2003 and 2002. The management of TT&T Public Company Limited is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I draw attention to Notes 2, 6, 9, 13 and 15 to the financial statements, which refer to the following:

1) Various plans have been undertaken by the Company's management with regard to debt restructuring with major creditors, the restructuring of investment in the subsidiary companies, search for investors and increase in share capital. However, the operations of the Company and its ability to comply with the conditions of the various agreements may continue to be affected by the uncertain economic conditions in Thailand and Asia Pacific in general. The ability to continue its business depends on the continuing economic recovery in Thailand and the Asia Pacific region as well as the success of various plans which the Company's management are undertaking. The financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts and classification of liabilities that may be necessary, should the Company be unable to take action as planned.

2) As discussed in Note 6 to the financial statements, on March 26, 2002, the Company had novated the debt in relation to the Sale and Purchase by Installment Agreement of Public Phones from TT&T Value Added Service Co., Ltd. (a subsidiary company), at it's book value of Baht 108.3 million (approximately USD 2.4 million). The Company, on March 29, 2002, received a transfer of all assets of this particular subsidiary at the book value of approximately Baht 575 million in accordance with the conditions stipulated in the agreement dated on the Business Transfer Date (March 29, 2002) and in accordance with the Resolution of the Extraordinary General Meeting of Shareholders held on February 20, 2002 as well as the Resolution of Board of Directors Meeting on March 20, 2002. The



Company adopted the use of the generally accepted accounting standard in the U.S.A. - APB No.16 Interpretation 39 entitled "Transfers and Exchanges Between Companies Under Common Control" for this transaction.

3) As discussed in Note 9 to the financial statements, the Company has settled the debt owed to Provincial Electricity Authority by way of debt (principal and interest) to equity conversion, as stated in the rehabilitation plan, amounts of approximately Baht 268 million. The Company has deposited the relevant share certificates with the Deposit of Property Central Office, Legal Execution Department on December 25, 2002. The Provincial Electricity Authority payable is classified as a "Provision" in the Balance Sheet since the outcome of the Provincial Electricity Authority's appeal to the Supreme Court objecting to the decision of the Central Bankruptcy Court has not yet been finalised.

4) As discussed in Note 13 to the financial statements, the Company is not able to provide reliable estimates of the income from International Long-Distance Telephone calls from neighbouring countries, based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. Due to uncertainty as the value of the income, the Company has not recognised the said income in the financial statements since 2002 until now. For the Audiotex service income, the Company has had ongoing negotiations with TOT Corporation Plc. about the said income sharing and it was agreed in principle in 2003 that the Company will share the income at the same rate as applicable to other value-added services. As agreed, the Company has recorded the income for 1999 to 2002 in the first quarter of 2003 amounting to Baht 60 million. As at December 31, 2002 the Company had not recorded some portion of the said income separately from the Fixed-Line Telephone Service income. Further, the Company had earned income from the other value added services, i.e. T-Pin (Postpaid) service, T-Card (Prepaid) service, Freephone 1800 service, the rates of income sharing for which are being considered by TOT Corporation Plc. Therefore, the Company recorded the income sharing at the same rates applied to the value added services or at the rate initially agreed with TOT Corporation Plc.

5) As discussed in Note 15 to the financial statements, in the fourth quarter of 2001 and the first quarter of 2002 the Company over-recorded income from TOT Corporation Plc. by approximately Baht 42.12 million and Baht 51.25 million, respectively, resulting in the loss in the fourth quarter of 2001 being understated by approximately Baht 42.12 million and the net profit in the first quarter of 2002 being overstated by approximately Baht 51.25 million. This arose because the long-distance call service at economy price does not cover the mobile phone incoming call, and is not included in the service fee charged to TOT. The Company has investigated this matter and reported it to TOT. The Company has made adjustments to the beginning balance of deficit as at January 1, 2002 and the net profit for the first quarter of 2002 to correct the errors.

I have previously audited the consolidated financial statements of TT&T Public Company Limited and its subsidiaries for the year ended December 31, 2002, and the financial statements of TT&T Public Company Limited for the same period in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated February 12, 2003, with emphasis on the impact of the uncertainty of the economic situation, the debt novation and transfer of all assets from the subsidiary, settlement of the Provincial Electricity Authority's debt, correction of the error of income from TOT Corporation Plc. and uncertainty of the amount of income from Audiotex service and International Long-Distance Telephone call from neighbouring countries. The consolidated balance sheet and the balance sheet of TT&T Public Company Limited as at December 31, 2002, which have been presented herein for comparative purpose, are components of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of that report.

(Somboon Supasiripinyo)
Certified Public Accountant
Registration No. 3731



KPMG Phoomchai Audit Ltd.
Bangkok

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

BALANCE SHEETS

AS AT JUNE 30, 2003 AND DECEMBER 31, 2002

ASSETS

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	June 30, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"	June 30, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"
CURRENT ASSETS					
Cash on hand and in banks	16	1,599,853	1,286,810	1,518,282	1,226,475
Short-term investments	16				
- Fixed deposits		63,186	59,739	51,708	51,708
- Short-term investments in promissory notes		1,070,000	815,000	970,000	720,000
Trade accounts receivable - net	5	1,454,990	1,843,036	1,454,990	1,843,036
Receivable from subsidiaries	4	-	-	4,109	2,322
Accounts receivable - Others (net of allowance for doubtful accounts of approximately Baht 75 million)		61,688	80,203	29,641	40,147
Inventories - net		365,560	450,170	356,123	449,907
Accrued income from telephone services		134,289	216,879	134,289	216,879
Accrued income from long-distance telephone service		40,386	106,016	40,386	106,016
Prepaid long-distance circuit rental		27,680	80,408	27,680	80,408
Prepaid expenses		70,545	81,679	68,903	77,739
Accrued interest receivable		14,163	7,464	13,946	7,200
Deposits and advance payment to subcontractors		131,032	132,871	105,253	123,031
Other current assets		42,395	36,132	26,719	32,478
Total Current Assets		5,075,767	5,196,407	4,802,029	4,977,346

The accompanying notes are an integral part of these financial statements.



TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

BALANCE SHEETS

AS AT JUNE 30, 2003 AND DECEMBER 31, 2002

ASSETS (Continued)

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	June 30, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"	June 30, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"
NON-CURRENT ASSETS					
Refundable value added tax		11,393	31,250	7,437	13,883
Advance for purchase of equipment		271,693	377,157	271,693	377,157
Dividend receivable	6	-	-	205,200	205,200
Investments in subsidiaries - Equity method	6	-	-	425,297	417,201
Assets not used in operations - net		51,436	51,722	51,436	51,722
Property, plant and equipment - net		3,104,517	2,963,492	3,082,169	2,957,081
Investments in telephone services expansion project - net	7	485	485	485	485
Cost of telephone service expansion project transferred to TOT Corporation Plc. - net	8	34,455,330	35,519,223	34,566,774	35,630,653
Other non-current assets					
Prepaid income tax and withholding tax		344,707	218,987	344,255	218,985
Refundable deposits and others		51,326	50,335	37,609	38,472
Total Non-Current Assets		38,290,887	39,212,651	38,992,355	39,910,839
TOTAL ASSETS		43,366,654	44,409,058	43,794,384	44,888,185



The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

BALANCE SHEETS

AS AT JUNE 30, 2003 AND DECEMBER 31, 2002

LIABILITIES AND SHAREHOLDERS' EQUITY

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	June 30, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"	June 30, 2003 "Unaudited" "Reviewed"	December 31, 2002 "Audited"
CURRENT LIABILITIES					
Accounts payable - trade		213,516	419,733	163,439	403,414
Accounts payable - others		144,166	78,860	142,213	70,544
Current portion of long-term loans	11	709,050	555,046	709,050	555,046
Payable to subsidiary companies	4	-	-	507,024	534,694
Income tax payable		22	2,348	-	-
Accrued long-distance circuit rental expenses		172,480	162,859	172,481	162,859
Accrued conduit rental expenses		55,201	55,201	55,201	55,201
Accrued interest expense		1,327	8,257	1,327	8,257
Accrued financial advisory and legal fee expenses		12,672	9,725	12,672	9,725
Accrued expenses		161,471	170,428	149,019	158,413
Advance revenue from data communication network		50,504	46,130	50,504	46,130
Provision	9	630,709	630,709	630,709	630,709
Other current liabilities		148,886	137,538	134,095	120,969
Total Current Liabilities		2,300,004	2,276,834	2,727,734	2,755,961
NON - CURRENT LIABILITIES					
Long-term loans - net of portion presented in current liabilities	11	29,012,026	30,403,818	29,012,026	30,403,818
Total Non-Current Liabilities		29,012,026	30,403,818	29,012,026	30,403,818
Total Liabilities		31,312,030	32,680,652	31,739,760	33,159,779
SHAREHOLDERS' EQUITY					
Authorized Share Capital :					
7,000,000,000 common shares, Baht 10 par value					
Issued and paid-up share capital :					
2,849,496,646 common shares, Baht 10 per share		28,494,967	28,494,967	28,494,967	28,494,967
Premium on share capital		9,360,300	9,360,300	9,360,300	9,360,300
Discount on share capital		(8,881,158)	(8,881,158)	(8,881,158)	(8,881,158)
Retained earnings (deficit)					
Appropriated to Legal reserve		63,358	63,358	63,358	63,358
Deficit		(16,982,843)	(17,309,061)	(16,982,843)	(17,309,061)
Total Shareholders' Equity		12,054,624	11,728,406	12,054,624	11,728,406
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		43,366,654	44,409,058	43,794,384	44,888,185



The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED) "REVIEWED"

STATEMENTS OF INCOME

FOR EACH OF THE THREE-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	2003	2002	2003	2002
REVENUES					
Income from Telephone Services					
Expansion Joint - Investment Agreement	15	1,605,533	1,686,941	1,576,408	1,679,699
Sales and service income		63,093	33,960	46,237	10,520
Share of profit from investments recorded by					
the equity method		-	-	2,517	11,674
Interest income		9,158	8,923	8,550	8,240
Gain on exchange rate - net		360,471	806,400	360,470	806,400
Other income	4	10,983	40,887	16,816	36,376
Total Revenues		2,049,238	2,577,111	2,010,998	2,552,909
EXPENSES					
Costs of sales and services		96,735	62,215	28,173	6,776
Operating, administrative and general expenses		598,894	583,131	630,658	618,210
Depreciation and amortization		678,981	643,003	681,073	644,658
Directors' remuneration		2,598	2,082	2,598	2,082
Total Expenses		1,377,208	1,290,431	1,342,502	1,271,726
Profit before Interest Expense and Income Tax		672,030	1,286,680	668,496	1,281,183
Interest Expense		(423,486)	(445,177)	(423,486)	(445,177)
Income Tax		(3,534)	(5,497)	-	-
NET PROFIT		245,010	836,006	245,010	836,006
Earnings per Share (Baht)		0.09	0.30	0.09	0.30



TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED) "REVIEWED"

STATEMENTS OF INCOME

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

		In Thousand Baht			
		Consolidated		The Company Only	
	Notes	2003	2002	2003	2002
REVENUES					
Income from Telephone Services					
Expansion Joint - Investment Agreement	15	3,262,918	3,275,617	3,229,004	3,095,195
Sales and service income		121,442	71,854	85,643	18,706
Share of profit from investments recorded by the equity method		-	-	8,096	64,935
Interest income		14,376	15,497	13,216	14,269
Gain on exchange rate - net		478,054	1,115,915	478,054	1,112,576
Other income	4	33,174	63,188	37,320	122,182
Total Revenues		3,909,964	4,542,071	3,851,333	4,427,863
EXPENSES					
Costs of sales and services		168,769	171,173	56,673	12,714
Operating, administrative and general expenses		1,230,416	1,118,829	1,285,113	1,189,739
Depreciation and amortization		1,358,982	1,242,058	1,363,078	1,245,297
Directors' remuneration		5,280	4,191	5,280	4,191
Total Expenses		2,763,447	2,536,251	2,710,144	2,451,941
Profit before Interest Expense and Income Tax		1,146,517	2,005,820	1,141,189	1,975,922
Interest Expense		(814,971)	(895,257)	(814,971)	(895,257)
Income Tax		(5,328)	(29,898)	-	-
NET PROFIT		326,218	1,080,665	326,218	1,080,665
Earnings per Share (Baht)		0.11	0.38	0.11	0.38



The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED) "REVIEWED"

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

In Thousand Baht

		Consolidated					
	Notes	Issued and paid-up share capital	Premium on share capital	Discount on share capital	Retained Earnings (Deficit) Appropriated	Retained Earnings (Deficit) Unappropriated	Total
Balance as at January 1, 2002							
- before adjustment		28,123,235	9,360,300	(8,689,716)	63,358	(17,835,515)	11,021,662
Correction of fundamental error	15	-	-	-	-	(42,116)	(42,116)
Restated balance		28,123,235	9,360,300	(8,689,716)	63,358	(17,877,631)	10,979,546
Net profit		-	-	-	-	1,080,665	1,080,665
Common shares		220	-	(113)	-	-	107
Balance as at June 30, 2002		28,123,455	9,360,300	(8,689,829)	63,358	(16,796,966)	12,060,318
Balance as at January 1, 2003		28,494,967	9,360,300	(8,881,158)	63,358	(17,309,061)	11,728,406
Net profit		-	-	-	-	326,218	326,218
Common shares		-	-	-	-	-	-
Balance as at June 30, 2003		28,494,967	9,360,300	(8,881,158)	63,358	(16,982,843)	12,054,624

		The Company Only					
		Issued and paid-up share capital	Premium on share capital	Discount on share capital	Retained Earnings (Deficit) Appropriated	Retained Earnings (Deficit) Unappropriated	Total
Balance as at January 1, 2002							
- before adjustment		28,123,235	9,360,300	(8,689,716)	63,358	(17,835,515)	11,021,662
Correction of fundamental error	15	-	-	-	-	(42,116)	(42,116)
Restated balance		28,123,235	9,360,300	(8,689,716)	63,358	(17,877,631)	10,979,546
Net profit		-	-	-	-	1,080,665	1,080,665
Common shares		220	-	(113)	-	-	107
Balance as at June 30, 2002		28,123,455	9,360,300	(8,689,829)	63,358	(16,796,966)	12,060,318
Balance as at January 1, 2003		28,494,967	9,360,300	(8,881,158)	63,358	(17,309,061)	11,728,406
Net profit		-	-	-	-	326,218	326,218
Common shares		-	-	-	-	-	-
Balance as at June 30, 2003		28,494,967	9,360,300	(8,881,158)	63,358	(16,982,843)	12,054,624



The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED) "REVIEWED"

STATEMENTS OF CASH FLOWS

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	In Thousand Baht			
	Consolidated		The Company Only	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net profit	326,218	1,080,665	326,218	1,080,665
Adjustments to reconcile net profit to net cash provided by (used in) operating activities				
Depreciation and amortization	1,366,848	1,290,159	1,363,078	1,245,297
Compound interest	107,277	116,487	107,277	116,487
Provision for doubtful accounts	16,335	520	16,335	520
Reversal of loss on impairment of assets	-	(1,800)	-	(1,800)
(Gain) on exchange rates	(478,624)	(1,113,561)	(478,624)	(1,113,561)
Equity in net income of subsidiaries	-	-	(8,096)	(64,935)
(Gain) Loss on disposal of fixed assets	(4,711)	(31,594)	1,331	(19,708)
Profit from Operating Activities before Changes in Operating Assets and Liabilities	1,333,343	1,340,876	1,327,519	1,242,965
Decrease (increase) in operating assets				
Trade accounts receivable	371,710	(113,871)	371,710	(112,657)
Receivable from subsidiaries	-	-	(1,786)	101,945
Accounts receivable - Others	18,514	1,527	10,507	(7,293)
Inventories	84,609	64,086	93,784	64,153
Prepaid income tax and withholding tax	(125,721)	226,181	(125,270)	226,181
Refundable value added tax	19,857	(175,838)	6,446	(174,351)
Other current assets	200,558	(11,004)	226,171	(4,991)
Increase (decrease) in operating liabilities				
Accounts payable - trade	(206,189)	(25,807)	(239,947)	(10,604)
Accounts payable - others	65,306	(104,184)	71,669	(38,310)
Income tax payable	(2,326)	(31,485)	-	-
Payable to subsidiary companies	-	-	(27,670)	(89,263)
Accrued long-distance circuit rental expense	9,621	72,000	9,621	72,000
Accrued conduit rental expense	-	(8,576)	-	(8,576)
Accrued interest expense	(6,930)	(3,144)	(6,930)	(3,144)
Other current liabilities	9,713	(56,873)	11,054	(36,619)
Net Cash Provided by Operating Activities	1,772,065	1,173,888	1,726,878	1,221,436



The accompanying notes are an integral part of these financial statements.

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES "UNAUDITED"

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED) "REVIEWED"

STATEMENTS OF CASH FLOWS (Continued)

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

	In Thousand Baht			
	Consolidated		The Company Only	
	2003	2002	2003	2002
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of fixed assets	10,607	34,121	4,540	20,411
Decrease in short-term investments	329,846	228,292	278,292	228,292
Increase in property, plant and equipment	(290,194)	(191,827)	(270,462)	(125,788)
Increase in investment in telephone services expansion project	(53,932)	(60,207)	(53,946)	(60,829)
Decrease (increase) in deposits and others	(991)	(3,682)	863	(4,003)
Net Cash Provided by (Used in) Investing Activities	(4,664)	6,697	(40,713)	58,083
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of long-term loans	(866,066)	(598,746)	(866,066)	(598,746)
Proceeds from share capital	-	107	-	107
Net Cash Used in Financing Activities	(866,066)	(598,639)	(866,066)	(598,639)
NET INCREASE IN CASH AND CASH EQUIVALENTS	901,335	581,946	820,099	680,880
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,508,518	1,047,892	1,448,183	752,784
CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,409,853	1,629,838	2,268,282	1,433,664

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2003	2002	2003	2002
1. Cash payments during the periods:				
Interest expense	714,625	781,914	714,625	781,914
Income tax	129,712	101,443	121,608	40,059
2. Cash and cash equivalents consist of:				
Cash on hand and in banks	1,599,853	821,838	1,518,282	733,664
Short-term investments with maturity date within 3 months	810,000	808,000	750,000	700,000
	2,409,853	1,629,838	2,268,282	1,433,664



1. BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION AND PRINCIPLES OF CONSOLIDATION

The accompanying interim financial statements have been prepared in Thai language, expressed in Thai Baht, and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements have been prepared for providing an update on the financial statements for the year ended December 31, 2002. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended December 31, 2002.

The accounting standards, being adopted by the Company, may not be in conformity with generally accepted accounting principles practiced in other countries due to the accompanying interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Thailand. Accordingly, these interim financial statements have not been designed for those who are not familiar with Thai accounting principles and practices.

Other than those specified in notes to the annual and interim financial statements, all other balances presented in these interim financial statements are prepared under the historical cost basis.

For the convenience of the readers, an English version of interim financial statements have been translated from the Thai version of interim financial statements. Such financial statements have been prepared for domestic reporting purpose.

The accompanying consolidated interim financial statements include the financial statements of TT&T Public Company Limited and its subsidiaries in which the Company has control or invested over 50% of their voting rights. These subsidiaries are detailed as follows:

	Business Type	Country of Registration	Percentage of Holding June 30, 2003	Percentage of Holding December 31, 2002
Subsidiaries				
TT&T Subscriber Services Co., Ltd.	Installation of dropwire and sale of telephone equipment and installation to the subscribers	Thailand	99.993	99.993
TT&T Value Added Service Co., Ltd.	Public telephone in provincial area	Thailand		
	- Directly hold		66.666	66.666
	- Indirectly hold		33.333	33.333
			99.999	99.999

Significant intercompany transactions between the Company and the subsidiary have been eliminated.



2. THE COMPANY'S OPERATIONS

The Company's operations have been affected significantly, and may continue to be affected for the foreseeable future, by the country's unstable economy caused by the currency volatility in the Asia Pacific region. The Company is in the public utilities business that needs large capital investment and loans to import equipment for this project. The volatility in Baht currency and the slowdown in the economic growth in Thailand caused the Company difficulty in repaying some portion of loans due within the third quarter of 1998. However, management believes that the going concern basis of preparation of the financial statements is appropriate because the Company succeeded in debt restructuring with financial creditors and major creditors and also believes that the Company will succeed in debt restructuring with the remaining creditors and will be able to comply with the conditions of the related debt restructuring agreement. Also, the Company has taken certain measures to support the impact of the said economic crisis, such as increasing telephone services income as well as value added service income, especially on data communication and internet related services, by concentration on a marketing strategy in order to increase subscribed lines, especially for the business sector and reducing operating expenses, etc. Therefore, the financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts and classification of liabilities that may be necessary had the Company and its subsidiaries not been able to continue as going concerns. Nevertheless, the economic situation is uncertain and may have an effect on the Company 's success in future operations and ability to generate sufficient cash flows from operations to meet the conditions of the debt restructuring agreements. The ultimate outcome of this matter cannot presently be determined. The accompanying financial statements reflect management's current assessments of the impact to date of the economic situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

Progress of Concession Conversion

At present, the government has announced its policy regarding the Joint - Undertaking Concession Conversion which is considered a pressing issue, in order to arrive at an urgent conclusion. According to the 2003 plan of the Ministry of Information Technology and Communication, a summary of the overall guidelines regarding the Joint - Undertaking Concession Conversion was made, such as income sharing, compensation details, assets network and the tax payment standard for various services. It is expected that this will be in operation during 2003.

3. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared in accordance with the accounting standards issued by The Institute of Certified Accountants and Auditors of Thailand. The significant accounting policies used to prepare the interim financial statements for the three-month and six-month periods ended June 30, 2003 and 2002 are similar to those have been applied to the financial statements for the year ended December 31, 2002.

4. TRANSACTIONS WITH RELATED PARTIES

The Company has certain transactions with its subsidiaries and other related companies. Certain portions of the Company's assets, liabilities, sales, other income, costs of sales and selling and administrative expenses represent transactions occurring with its subsidiaries and other related companies. These parties are related through common shareholders and/or directorship.



The Company entered into purchase and installation equipment agreements in Telephone Services Expansion Project of 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing extra services relating to the investment project of 1.5 million numbers. The prices are made through a bidding process and will be used as reference prices in the next pricing.

The Company entered into car and equipment leasing contracts with a subsidiary company to provide the fault complaint reception and dropwire maintenance services. The rental fee is Baht 7.4 million per month.

The Company entered into service and consultancy service agreements with two subsidiary companies. The Company will provide technical assistance and financial, legal and marketing consultancy services to such related companies. Under the terms of the agreements, the Company will receive the service fees at the total amount of Baht 2.5 million per month. In the second quarter of 2002 the Company stopped providing the said services to a subsidiary company, thus reducing the said fees to Baht 1.5 million per month.

The significant balances of assets, liabilities, and other transactions occurring with those parties are shown as follows:

Transactions with related parties for each of the three-month and six-month periods ended June 30, 2003:

	In Million Baht			
	Consolidated		The Company Only	
	Three-month	Six-month	Three-month	Six-month
Subsidiaries				
Purchase and installation dropwire	-	-	34	54
Purchase and outside plant maintenance	-	-	18	29
Cars and equipment rental	-	-	22	44
Consultancy service income	-	-	4	9
Office building rental and service income	-	-	1	3
Purchase and maintenance equipment	-	-	2	5

Transactions with related parties for each of the three-month and six-month periods ended June 30, 2002:

	In Million Baht			
	Consolidated		The Company Only	
	Three-month	Six-month	Three-month	Six-month
Subsidiaries				
Purchase and installation dropwire	-	-	42	63
Purchase and outside plant maintenance	-	-	15	33
Lease line rental and maintenance service income	-	-	-	53
Cars and equipment rental	-	-	22	44
Consultancy service income	-	-	4	12
Office building rental and service income	-	-	1	3
Purchase and maintenance equipment	-	-	4	15



Balances with related parties as at June 30, 2003 and December 31, 2002:

	In Million Baht			
	Consolidated		The Company Only	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Receivable from subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	4	2
- TT&T Value Added Service Co., Ltd.	-	-	-	-
Total	-	-	4	2
Payable to subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	40	68
- TT&T Value Added Service Co., Ltd.	-	-	467	467
Total	-	-	507	535

5. TRADE ACCOUNTS RECEIVABLE

As at June 30, 2003 and December 31, 2002, the Company had outstanding balances of trade accounts receivable aged by number of months as follows:

	In Million Baht	
	June 30, 2003	December 31, 2002
Less than and up to 3 months	957.5	1,064.6
Over 3 months to 6 months	55.3	54.0
Over 6 months to 12 months	58.6	120.1
Over 12 months	548.2	752.6
Total	1,619.6	1,991.3
Less Allowance for doubtful accounts	(164.6)	(148.3)
Total Trade Accounts Receivable - Net	1,455.0	1,843.0

The accounts receivable from fault complaint reception and dropwire maintenance services, which have long been overdue amounting to approximately Baht 624.5 million, represent the outstanding accounts receivable from October 2000 to October 2001. The Company had proceeded with collecting the said debt, and gradually received certain repayment of debt in 2003.

As at June 30, 2003 and December 31, 2002, the Company provided allowances for the doubtful receivables of approximately Baht 164.6 million and Baht 148.3 million, respectively. The management believes that the provision is adequate for the possible loss from uncollectible amounts. Besides, the Company has certain means to accelerate the collection including the issuance of legal notices to follow-up the long outstanding balances and referring the cases to Legal Division of TOT Corporation Plc. "TOT".



6. INVESTMENTS RECORDED BY THE EQUITY METHOD

As at June 30, 2003 and December 31, 2002, investments recorded by the equity method consisted of the investments in shares of subsidiaries in the Company's financial statements as follows:

	In Million Baht					
		At Cost Method		At Equity Method		
	Paid-up Capital	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002	Dividends
Subsidiaries						
TT&T Subscriber Services Co., Ltd.	10	10	10	159	149	-
TT&T Value Added Service Co., Ltd.	150	100	100	266	268	308
Total	160	110	110	425	417	308

At the Extraordinary General Meeting of Shareholders No. 1/2545, held on March 13, 2002, a resolution was passed announcing that TT&T Value Added Services Co., Ltd. approved the interim dividend payment to all shareholders at Baht 20.52 per share for total number of 15 million shares, amounting to Baht 307.8 million.

Transfer of Subsidiary Business

On November 6, 2001, the Company's Board of Directors' meeting approved the resolution to acquire the entire business of TT&T Value Added Service Co., Ltd. (the subsidiary) the approval of which was obtained from the Company's creditors on March 22, 2002.

On March 26, 2002 the Company had novated the debt in relation to the Sale and Purchase by Installment Agreement of Public Phones from TT&T Value Added Services Co., Ltd. (a subsidiary company), at its book value of Baht 108.3 million (approximately USD 2.4 million). The Company, on March 29, 2002, had received a transfer of all assets of this particular subsidiary at the book value of approximately Baht 575 million as per conditions stipulated in the agreement dated on the Business Transfer Date (March 29, 2002) and in compliance with the resolution of the Extraordinary General Meeting of Shareholders on February 20, 2002 as well as the resolution of Board of Directors Meeting on March 20, 2002. The Company adopted the use of the generally accepted accounting standard in the U.S.A. - APB No.16 Interpretation 39 entitled "Transfers and Exchanges Between Companies Under Common Control" for this transaction.

7. INVESTMENTS IN TELEPHONE SERVICES EXPANSION PROJECT

As at June 30, 2003 and December 31, 2002, the outstanding balance of Investments in Telephone Services Expansion Project was in the process of being accepted by TOT, according to the conditions stipulated in the Joint-Undertaking and Investment Agreement for the telephone services expansion project.

8. COST OF TELEPHONE SERVICES EXPANSION PROJECT TRANSFERRED TO TOT CORPORATION PLC.

This account represents amounts being transferred from the accounts "Investments in Telephone Services Expansion Project" and "Deferred Project Cost" based on apportioning the telephone numbers being accepted by TOT. These amounts are amortized over the remaining period of the Concession Agreement with TOT (up to June 2019) commencing from the dates on which the assets or the ownership are transferred.



TOT has already accepted the total telephone network equipment of 1.5 million numbers in the second quarter of 1998. However, as at June 30, 2003 and December 31, 2002 some transactions in investments in telephone services expansion project have not been transferred from the accounts "Investments in Telephone Services Expansion Project" to "Cost of Telephone Service Expansion Project Transferred to TOT" amounting to Baht 0.5 million, with the result that no amortization of the said cost of telephone services expansion project has been made.

9. PROVISION

The Company' s financial statements as at June 30, 2003 and December 31, 2002, have outstanding payable balances to Provincial Electricity Authority ("PEA") for acquiring equipment. These payable balances were included in the rehabilitation plan which was in the process of judgment from the Official Receiver.

On September 30, 2002 the official receiver instructed the Company to pay the debt, including interest (computed up to May 8, 2000), amounting approximately to Baht 230 million. PEA submitted an appeal to the Central Bankruptcy Court (CBC) requesting the Court to delay the submission date of their appeal against the official receiver's instructions. CBC considered and approved the delay until November 20, 2002 and set the date for considering the appeal to be March 12, 2003, on which date, the Court had instructed submitting a request to close the case by April 24, 2003. On May 28, 2003, CBC issued an order to cancel the appeal of PEA objecting to the official receiver's instruction. On June 24, 2003, PEA submitted an appeal to the Supreme Court objecting to the CBC order.

The Extraordinary General Meeting of Shareholders No. 2/2002, held on December 19, 2002 has passed a resolution to settle the debt owned to PEA of approximately Baht 268 million (being principal and interest calculated up to December 25, 2002) in order to stop ongoing interest being charged by way of the debt to equity conversion. The amount payable to PEA is classified under "provision" since the outcome of PEA's appeal to the Supreme Court objecting to the decision of the CBC has not yet been finalized.

10. DEBT RESTRUCTURING

The creditors and the Company agreed to proceed with filing the petition for the business rehabilitation sponsored by the Central Bankruptcy Court in conformity with Bankruptcy Act B.E. 2542 on May 8, 2000. The Court ordered the Company's rehabilitation and appointed the Company as the planner on May 29, 2000 without any other creditors' objection. The creditors overwhelmingly voted in favor of the plan on December 21, 2000 and the Central Bankruptcy Court approved the Company's plan on December 27, 2000. Based on the Company's rehabilitation plan, the outstanding debts as at September 31, 2001 (closing date) which the Company owed to financial creditors, major suppliers, debts to related companies, small contractors and the subordinated loan (excluding debts to bureaucratic creditors) were restructured by partial payment, conversion of loans to the company's common shares and revision of conditions in the loan agreement.

Debts to bureaucratic creditors, such as TOT, PEA and the Revenue Department, will be repaid as set forth in the rehabilitation plan.

Under the debt restructuring agreements, the Company has issued warrants in an amount equal to 10% of the total grossed-up number of ordinary shares of the Company after the debt restructuring of the financial creditors, the major suppliers and the Company's existing shareholders after the Closing Date. These warrants will be granted 50% to creditors and 50% to existing shareholders. These warrants will be exercisable within 5 years after October 1, 2001. Such warrants can only be exercised by means of a cash payment to the Company.



As part of the Plan, the Company undertakes to issue new common shares in the aggregate amount of Baht 5,000 million with a minimum payment of Baht 3,000 million in cash within a period of 30 months from the Closing Date. A portion of the proceeds of the new equity may be used for debt settlement under the debt restructuring plan and the other portion may be used for capital expenditure in order to enable the Company to compete effectively in new lines of business in a deregulated environment. If the Company cannot increase its share capital by Baht 5,000 million within 24 or 30 months after the Closing Date, the Company shall issue to the Tranche C creditors additional warrants at that time. The exercise price for such warrants shall be market-based, but in no event lower than par value of the Company's shares (Baht 10 par value).

On November 30, 2001, the Company filed a petition for cancellation of business rehabilitation. The court then ordered the approval of the Company's business rehabilitation on December 24, 2001 pursuant to Clause 90/70 under the Bankruptcy Act B.E. 2483.

11. LONG-TERM LOANS

As at June 30, 2003 and December 31, 2002, long-term loans consisted of:

	In Million Baht	
	June 30, 2003	December 31, 2002
US Dollar loan	16,449	17,357
Baht loan	13,272	13,602
Total	29,721	30,959
Less portion due within one year	(709)	(555)
Total Long-Term Loans - Net	29,012	30,404

USD Loan Agreement

The objective of this agreement is to restructure the existing USD debts that the Company owed to creditors amounting to approximately USD 418.1 million without incurring any new indebtedness. The Company is obliged to repay USD principal in semi-annual installments according to the proportion specified in the agreement. The first installments shall commence on June 30, 2002 and the last installment on June 30, 2017. The USD interest payment calculation shall be divided into market and sub-market portions based on LIBOR rate plus the agreed rate specified in the agreement.

Baht Loan Agreement

The objective of this agreement is to restructure the existing Baht debt that the Company owned to creditors of Baht 13,926.9 million without incurring any new indebtedness. The Company is obliged to repay Baht principal in semi-annual installments, according to the proportion specified in the agreement. The first installment shall commence on June 30, 2002 and the last installment on June 30, 2017. The Baht interest payment calculation shall be divided into market and sub-market portion, based on MLR rate plus or minus the agreed rate specified in the agreement.



12. WARRANTS

The Company had issued and offered Restructuring Plan Warrants, with the following details:

Type of warrant	:	Warrant to purchase new common shares of the Company in named certificates.
Number of units	:	284 million units
Maturity	:	5 years
Offering	:	Offer to creditors of the Company and existing shareholders in their entirety pursuant to the Company's rehabilitation plan.
Offering price	:	Baht 0 per unit
Exercise price	:	Baht 4.85 per share
Exercise right per unit	:	1 unit to 1 common share
Number of common shares allotted and reserved for exercise rights	:	284 million shares
Secondary market	:	The Company registered the warrants as listed securities on the Stock Exchange of Thailand.

During the fourth quarter of 2001, the Company issued 281,155,610 warrant units which will be recorded when the warrant holders exercise their right to buy the Company's common shares. The holder of restructuring plan warrants exercises their right to buy the Company's common shares since the fourth quarter of 2001 until December 31, 2002 as 24,765 units. During the first and the second quarter of 2003, the warrant holders have not exercised their rights.

13. INTERNATIONAL LONG-DISTANCE TELEPHONE INCOME FROM THE NEIGHBOURING COUNTRIES, AUDIOTEX SERVICE INCOME AND VALUE ADDED SERVICES INCOME

International long-distance telephone income from the neighbouring countries

In accordance with the TOT income computation, income from the long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. The Company will recognize the above-stated income for the year 2002 until present as and when it can reliably be assessed.

Audiotex Service Income

At June 30, 2003 and December 31, 2002, cash received from Audiotex service amounted to approximately Baht 206 million and Baht 184 million, respectively. Of these amounts, 60% will be paid to other operators and the remaining 40% will be subject to the income-sharing scheme. This cash is held by TOT according to the pending negotiations. The Company had on many occasions negotiated with TOT about the said income sharing in a meeting, at which it was agreed in principle that the income sharing will be made to the Company at the same rate as applicable to other value-added services. Therefore, the Company had recorded the income of year 1999 to 2002 in the first quarter of 2003 in the amount of Baht 60 million. As at December 31, 2002 the Company had not recorded some portion of the said income separately from the Fixed-Line Telephone Service income.

Further, the Company had earned income from the other value added services, i.e. T-Pin (Postpaid) service, T-Card (Prepaid) service, Freephone 1800 service, the rates of income sharing for which are being considered by TOT. Therefore, the Company recorded the income sharing at the same rates applied to the value added services or at the rate initially agreed with TOT.



14. BONUS SCHEME

In the first quarter of 2003, the Company and its subsidiary paid and recorded a bonus payment to the employees amounting to Baht 97 million. In 2002, the payment of bonus scheme was highly uncertain. Therefore, the Company and its subsidiary did not record the bonus expense in the 2002 financial statements, but recorded it in this period after the approval by the Executive Committee Meeting No. 2/2003, held on February 19, 2003 and the Board of Director Meeting No. 1/2003, held on February 20, 2003.

15. FUNDAMENTAL ERRORS

In the fourth quarter of 2001 and the first quarter of 2002 the Company over-recorded income from TOT by approximately Baht 42.12 million and Baht 51.25 million, respectively, causing the loss in the fourth quarter of 2001 to be understated by approximately Baht 42.12 million and the net profit in the first quarter of 2002 to be overstated by approximately Baht 51.25 million. This arose because the long-distance call service at economy price does not cover the mobile phone incoming call, and is not included in the service fee charged to TOT. The Company has investigated this matter and reported it to TOT. The Company has made adjustments to the beginning balance of deficit as at January 1, 2002 and the net profit for the first quarter of 2002 to correct the errors. The impact for Basic Earnings per Share in the first quarter of 2002 are as follows:

	Net Profit Thousand Baht	Earnings Per Share Baht
Net profit - before adjustment entry	295,913	0.11
Adjustment entry	(51,254)	(0.02)
Net profit - as restated	244,659	0.09

16. ASSETS USED AS COLLATERAL

As at June 30, 2003 and December 31, 2002, the Company's current accounts, savings accounts, fixed deposit accounts, and short-term investments in promissory notes amounting to Baht 2,504 million and Baht 1,981 million respectively, have been pledged as collateral to all creditors. The Company has no constraints in the utilization of these deposits but they are subject to annual creditors' approval before utilization.

17. SEGMENT INFORMATION

The Company was registered for the purpose of joint-undertaking of investment in the expansion project of telephone services with TOT in the provincial areas including the installation of the telephone number. The management considers the operations as one business and the operations of the subsidiaries are complementary with the Company's business of servicing telephone subscribers. For this reason, the management considers this as one segment of operation. In addition, in the term of areas of services and marketing areas, the management also considers this as one segment of operation because the Company and subsidiaries operate only in the Kingdom of Thailand.



18. OBLIGATIONS AND CONTINGENT LIABILITIES

18.1 As at June 30, 2003 and December 31, 2002, the Company and its subsidiary were contingently liable to a local bank for the letter of guarantee issued by the said bank in favour of another government unit and the contractor companies amounting to approximately Baht 70 million and Baht 67 million respectively, as collateral for the Company and subsidiary compliance with the terms of the agreement.

18.2 The Company was contingently liable to the Revenue Department for tax audits for the years 1993 to 1998. The Company has appealed and incorporated this dispute into the rehabilitation proceeding. On July 30, 2001, the official from Seizure Department ordered the Company to pay corporate income tax for the year 1994 amounting to approximately Baht 91.2 million and value added tax and the related penalty amounting to approximately Baht 22.6 million to the Revenue Department and omit the payment of Specific Business Tax for the year 1994 to 1998 amounting to approximately Baht 78.5 million. On September 21, 2001, the Revenue Department has objected to the Seizure Official's order to the Central Bankruptcy Court in case of Specific Business Tax omission payment.

The Company received the appeal judgment from the Appeal Committee of the Revenue Department dated September 11, 2001, which ordered the Company to pay corporate income tax, penalty, and surcharge amounting to approximately Baht 91.2 million and the Specific Business Tax, penalty, and surcharge amounting to approximately Baht 78.5 million. However, a 50% discount was given on the penalty charges on Specific Business Tax so the remaining amount to be paid was approximately Baht 51.7 million. The Company has submitted an appeal to Central Tax Court to object to the judgment on the Specific Business Tax.

The Company accrued the Specific Business Tax, together with the fine and surcharge, totalling Baht 51.7 million and the Company requested for tax relief for which a letter of guarantee to the Revenue Department has been issued. The Tax Court dismissed the appeal submitted by the Company. The Company therefore re-appealed to the Supreme Court on June 10, 2002. At present the result of the said appeal is not yet known.

19. RECLASSIFICATION OF ACCOUNTS

Certain accounts in the 2002 interim and annual financial statements have been reclassified to conform with the 2003 interim financial statement presentation.

